

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Fred M. Schwarzer
Chief Executive Officer and President
IGM Biosciences, Inc.
325 E. Middlefield Road
Mountain View, California 94043

> **Re: IGM Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2021**
> **File No. 333-258641**

Dear Mr. Schwarzer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Knapp